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KINROSS
  Gold Corporation
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         KINROSS RAISES US$34.9 MILLION THROUGH THE EXERCISE OF WARRANTS




TORONTO, ONTARIO, NOVEMBER 24, 2003...KINROSS GOLD CORPORATION (TSX-K AND NYSE-KGC) ("KINROSS") announces that it has issued 6,726,734 shares upon the exercise of the Echo Bay Mines Ltd. ("Echo Bay") common share purchase warrants ("warrants"), which expired on November 14, 2003, for net proceeds of US$34.9 million. Kinross acquired the obligation for these warrants through its acquisition of Echo Bay on January 31, 2003.

Under the terms of the warrant indenture, issued on May 9, 2002, amended to take into account the Kinross, Echo Bay and TVX Gold Inc. combination, one Echo Bay warrant plus US$0.90 were required to convert into 0.1733 common shares of Kinross.


















For  further information, e-mail info@kinross.com or contact:

  Robert M. Buchan          Gordon A. McCreary    Carl B. Hansen
  President and             Vice President        Director of Investor Relations
  Chief Executive Officer   Corporate Affairs
  Tel. (416) 365-5650       Tel. (416) 365-5132   Tel. (416) 365 5673



     52nd Floor, Scotia Plaza, 40 King Street West, Toronto, Ontario M5H 3Y2
                   Telephone (416) 365-5123 Fax (416) 363-6622